Exhibit 99.1

Ardagh Group S.A. – First Quarter 2020 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the first quarter ended March 31, 2020.

	March 31, 2020	March 31, 2019	Change	Change CCY
	($'m except per share data)
Revenue (1)	1,622	1,639	(1%)	0%
Adjusted EBITDA (1)	273	276	(1%)	0%
Adjusted EBITDA margin (1)	16.8%	16.8%	0%	0%
Earnings per share - Group	0.35	0.06
Adjusted earnings per share (1) (2)	0.31	0.35
Profit for the period - Group	83	13

Dividend per share declared (3)	0.15	0.14

Paul Coulson, Chairman and Chief Executive, said “First quarter results were in line with our expectations, with no material impact from COVID-19. The commitment and dedication of our teams during this challenging period has been outstanding, enabling all our production facilities to continue to serve the beverage and food supply chain. It is too early to assess the macroeconomic impact of the pandemic and, accordingly, we are withdrawing our 2020 financial guidance. However, our defensive end markets, proven operating model and $1.5 billion in liquidity position us to successfully manage this uncertain environment.”

•	Revenue for the quarter of $1,622 million was unchanged on the prior year at constant currency, with growth of 1% in Metal Beverage Packaging offset by a 1% reduction in Glass Packaging.
•	Volume/mix for the Group was in line with the prior year, as growth of 3% in Metal Beverage Packaging was largely offset by a 2% reduction in Glass Packaging.
•	Adjusted EBITDA of $273 million was in line with the prior year and ahead of the guided $270 million.
•	Earnings per share of $0.35 (2019:$0.06), with Adjusted earnings per share decrease of 11% to $0.31 (2019: $0.35).
•	Metal Beverage Packaging shipments increased by 1%, with 3% growth in the Americas and a stable performance in Europe. Specialty can shipments increased by 6% and represented 42% of total volumes.
•

Metal Beverage Packaging Adjusted EBITDA decreased by 3% at constant currency, with growth of 20% in Metal Beverage Packaging Americas. Metal Beverage Packaging Europe Adjusted EBITDA declined by 19%, due to a pension credit in the prior year.

•

Glass Packaging Adjusted EBITDA increased by 3% at constant currency, with growth of 7% in Europe driven by a  strong operational and commercial performance. Adjusted EBITDA in North America fell 3%, as volume softness continued to moderate.

•	Cash and committed available liquidity was $1.1 billion at March 31, 2020, and was increased to $1.5 billion after the period end. No debt maturities arising before September 2022.
•	Financial guidance: 2020 financial guidance withdrawn due to current macroeconomic uncertainty.

(1).  Continuing Operations results unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 3 and 10.

(2). Adjusted earnings per share and Adjusted profit for the period for the current period include the results for the three months ended March 31, 2020 in relation to the Group’s share of post-tax result of the equity accounted joint venture, Trivium Packaging B.V.. Adjusted earnings per share and Adjusted profit for the period for the comparative period, which are unchanged from those previously reported, include the results for the three months ended March 31, 2019 in relation to the divested Food & Specialty business which have been presented as a Discontinued Operation in accordance with IFRS 5.

(3). Payable on June 17,  2020 to shareholders of record on June 3, 2020.

1

Exhibit 99.1

Summary Financial Information

	Three months ended March 31,
	2020	2019
	(in $ millions, except EPS, ratios and percentages)
Revenue (4)	1,622	1,639
Adjusted EBITDA (4)	273	276
Adjusted EBITDA margin (4)	16.8%	16.8%
Operating cash flow (4)	(285)	(73)

Profit for the period - Group	83	13
Adjusted profit for the period (4) (5)	73	83
Earnings per share - Group	0.35	0.06
Adjusted earnings per share (4) (5)	0.31	0.35

	At March 31,	At December 31,
	2020	2019
	$'m	$'m
Net debt (6)	5,650	5,328
Cash and available liquidity	1,090	1,278
Net debt to LTM Adjusted EBITDA (7)	4.8x	4.5x

(4).  Continuing Operations results for the three months ended March 31, 2019 unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 3 and 10.

(5). Adjusted earnings per share and Adjusted profit for the period for the current period include the results for the three months ended March 31, 2020 in relation to the Group’s share of post-tax result of the equity accounted joint venture, Trivium Packaging B.V.. Adjusted earnings per share and Adjusted profit for the period for the comparative period, which are unchanged from those previously reported, include the results for the three months ended March 31, 2019 in relation to the divested Food & Specialty business which have been presented as a Discontinued Operation in accordance with IFRS 5.

(6). Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings includes IFRS 16 leases.

(7). Net debt to LTM Adjusted EBITDA, at December 31, 2019, reflects the LTM Adjusted EBITDA for Continuing Operations.

2

Exhibit 99.1

Financial Performance Review

Bridge of 2019 to 2020 Revenue and Adjusted EBITDA

Three months ended March 31, 2020

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2019	392	439	392	416	1,639
Organic	3	5	2	(7)	3
FX translation	(10)	—	(10)	—	(20)
Revenue 2020	385	444	384	409	1,622

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2019	69	51	85	71	276
Organic	(13)	10	6	(2)	1
FX translation	(2)	—	(2)	—	(4)
Adjusted EBITDA 2020	54	61	89	69	273

2020 margin	14.0%	13.7%	23.2%	16.9%	16.8%
2019 margin	17.6%	11.6%	21.7%	17.1%	16.8%

Group Performance

Revenue of $1,622 million decreased by 1% in the three-month period ended March 31, 2020, compared with the same period last year. On a constant currency basis, revenue was in line with the prior year as favourable volumes in Beverage Packaging and higher selling prices in Glass Packaging, including the pass through of increased input costs,  were offset by lower volumes in Glass Packaging and the pass through of lower input costs in Beverage Packaging.

First quarter Adjusted EBITDA of $273 million decreased by 1% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA was in line with prior year as lower input costs and favourable volume/mix effects were offset by higher operating and other costs, principally reflecting a prior year pension credit of approximately $15 million in Beverage Packaging Europe.

Metal Beverage Packaging Europe

Revenue decreased by $7 million, or 2%, to $385 million in the three months ended March 31, 2020, compared with $392 million in the three months ended March 31, 2019. Excluding unfavorable foreign currency translation effects of $10 million, revenue increased by $3 million principally reflecting volume/mix growth of 1%, partly offset by the pass through of lower input costs. Adjusted EBITDA decreased by $15 million, or 22%, to $54 million in the three months ended March 31, 2020, compared with $69 million in the three months ended March 31, 2019. The decrease in Adjusted EBITDA principally reflected a prior year pension credit of approximately $15 million in 2019 and unfavorable foreign currency translation effects of $2 million, partly offset by lower input costs and favorable volume/mix effects.

Metal Beverage Packaging Americas

Revenue increased by $5 million, or 1%, to $444 million in the three months ended March 31, 2020, compared with $439 million in the three months ended March 31, 2019. Revenue growth principally reflected favorable volume/mix effects of 4%, partly offset by the pass through of lower input costs. Adjusted EBITDA increased by $10 million, or 20%, to $61 million in the three months ended March 31, 2020, compared with $51 million in the three month period ended March 31, 2019. The increase was mainly driven by favorable volume/mix effects and lower input costs.

Glass Packaging Europe

Revenue decreased by $8 million, or 2%, to $384 million in the three months ended March 31, 2020, compared with $392 million in the three months ended March 31, 2019. Excluding unfavorable foreign currency translation effects of $10 million, revenue increased by $2 million primarily driven by higher selling prices and partly offset by unfavorable volume/mix effects of 2%. Adjusted EBITDA increased by $4 million, or 5%, to $89 million in the three months ended March 31, 2020, compared with $85 million in the three months ended March 31, 2019. The increase in Adjusted EBITDA reflected higher selling prices, including to recover increased input costs, as well as other operating cost savings, partly offset by unfavorable foreign currency translation effects of $2 million.

3

Exhibit 99.1

Glass Packaging North America

Revenue decreased by $7 million, or 2%, to $409 million in the three months ended March 31, 2020, compared with $416 million in the three months ended March 31, 2019. The decrease in revenue principally reflected unfavorable volume/mix effects of 2%, partly offset by the pass through of higher input costs. Adjusted EBITDA decreased by $2 million, or 3%, to $69 million in the three months ended March 31, 2020, compared with $71 million in the three months ended March 31, 2019. The decrease in Adjusted EBITDA was mainly due to unfavorable volume/mix effects and higher operating costs, partly offset by increased selling prices.

Financing Activity

On March 20, 2020, the Group entered into a new term loan credit facility for $300 million, which was drawn in full on March 23, 2020.

On April 7, 2020, the Group issued $500 million 5.250% Senior Secured Notes due 2025. Net proceeds from the issuance of the Notes were used to redeem in full the $300 million term loan credit facility on April 8, 2020 and for general corporate purposes.

On April 8, 2020, the Group issued $200 million add-on 5.250% Senior Secured Notes due 2025. Proceeds from the issuance of the Notes will be used for general corporate purposes.

COVID-19 (“COVID-19”)

The outbreak of COVID-19 and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, may impact our business in a number of ways. This is expected to include an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture. It may also adversely affect our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also impact our cost of borrowing.

We expect the ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic and the impact of governmental regulations that might be imposed in response to the pandemic.

Our response to the outbreak of COVID-19 across our business operations can be summarised as follows:

Business Continuity:  We are a leading supplier of consumer packaging solutions, comprising metal beverage cans and glass containers, primarily for the beverage and food end markets in Europe, North America and Brazil. In the markets we operate in, Ardagh is an essential provider of packaging to the beverage and food supply chain. Our people are deemed “Essential Critical Infrastructure Workers” under the guidance of the U.S. Department of Homeland Security, as are our customers. Where other governments have issued guidance, we have received equivalent designations in all other countries where we operate. As a result, all our global operations are permitted to continue to operate and did so continuously through the quarter. We will continue to manage our capacity in response to the evolution of demand.

Employee health and safety: The health and safety of our 16,000 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of the crisis. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response.

Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organisation. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

Strong liquidity: As a precautionary measure in response to increased macroeconomic uncertainty related to COVID-19, we have increased our cash on hand and total available liquidity, by drawing on our Global Asset Based Loan facility and by entering a new $300 million Credit Facility, as outlined in Note 11 of the Group’s Consolidated Interim Financial Statements. At March 31, 2020, total available liquidity was approximately $1.1 billion, including $962 million in cash. Following the issuance of $700 million 5.250% Senior Secured Notes due 2025, of which $300 million was used to repay the Credit Facility, total liquidity was increased to a pro forma $1.5 billion, including $1.35 billion in cash.

4

Exhibit 99.1

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its first quarter 2020 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on April 23, 2020. Please use the following webcast link to register for this call:

Webcast registration and access:

https://onlinexperiences.com/Launch/QReg/ShowUUID=2A61D5E3-364D-4FF3-929F-E4F3E33FBEC8

Conference call dial in:

United States: +1855 85 70686
International: +44 (0) 3333 000 804

Participant pin code: 72778537#

Slides and quarterly report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

The first quarter 2020 interim report for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2027, will be published in due course and available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $6.7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

5

Exhibit 99.1

Consolidated Interim Financial Statements

Consolidated Interim Income Statement for the three months ended March 31, 2020

	Unaudited			Unaudited
	Three months ended March 31, 2020			Three months ended March 31, 2019
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,622	—	1,622	1,639	—	1,639
Cost of sales	(1,360)	—	(1,360)	(1,386)	(9)	(1,395)
Gross profit	262	—	262	253	(9)	244
Sales, general and administration expenses	(98)	(3)	(101)	(81)	(2)	(83)
Intangible amortization	(58)	—	(58)	(58)	—	(58)
Operating profit	106	(3)	103	114	(11)	103
Net finance expense	(34)	—	(34)	(132)	—	(132)
Share of post-tax profit/(loss) in equity accounted joint venture	1	(4)	(3)	—	—	—
Profit/(loss) before tax	73	(7)	66	(18)	(11)	(29)
Income tax (charge)/credit	(24)	14	(10)	6	2	8
Profit/(loss) from continuing operations	49	7	56	(12)	(9)	(21)
Profit from discontinued operation, net of tax	–	27	27	35	(1)	34
Profit for the period	49	34	83	23	(10)	13

Profit attributable to:
Equity holders			83			13
Non-controlling interests			—			—
Profit for the period			83			13

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			$ 0.35			$ 0.06

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders			$ 0.24			($0.09)

6

Exhibit 99.1

Consolidated Interim Statement of Financial Position

	Unaudited	Unaudited
	At March 31,	At December 31,
	2020	2019
	$'m	$'m

Non-current assets
Intangible assets	2,793	2,884
Property, plant and equipment	2,621	2,677
Derivative financial instruments	70	4
Deferred tax assets	223	204
Investment in material joint venture	374	375
Other non-current assets	67	68
	6,148	6,212
Current assets
Inventories	1,010	964
Trade and other receivables	907	734
Contract assets	176	151
Derivative financial instruments	2	3
Cash and cash equivalents	962	614
	3,057	2,466
TOTAL ASSETS	9,205	8,678
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,292
Capital contribution	485	485
Other reserves	151	165
Retained earnings	(2,109)	(2,181)
	(158)	(216)
Non-controlling interests	1	1
TOTAL EQUITY	(157)	(215)
Non-current liabilities
Borrowings	5,775	5,524
Lease obligations	284	291
Employee benefit obligations	730	716
Derivative financial instruments	10	44
Deferred tax liabilities	342	344
Provisions	29	29
	7,170	6,948
Current liabilities
Borrowings	535	22
Lease obligations	75	73
Interest payable	41	60
Derivative financial instruments	44	17
Trade and other payables	1,345	1,628
Income tax payable	106	97
Provisions	46	48
	2,192	1,945
TOTAL LIABILITIES	9,362	8,893
TOTAL EQUITY and LIABILITIES	9,205	8,678

7

Exhibit 99.1

Consolidated Interim Statement of Cash Flows

	Unaudited
	Three months ended March 31,
	2020	2019
	$'m	$'m
Cash flows from operating activities
Cash (used in) / generated from continuing operations	(191)	90
Interest paid	(84)	(80)
Income tax paid	(12)	(15)
Net cash used in operating activities - continuing operations	(287)	(5)
Net cash used in operating activities - discontinued operation (8)	—	(2)
Net cash used in operating activities	(287)	(7)

Cash flows from investing activities
Purchase of property, plant and equipment	(124)	(149)
Purchase of software and other intangibles	(2)	(5)
Investing cash flows used in continuing operations	(126)	(154)
Investing cash flows used in discontinued operation	—	(40)
Net cash used in investing activities	(126)	(194)

Cash flows from financing activities
Proceeds from borrowings	832	169
Repayment of borrowings	(18)	(2)
Lease payments	(22)	(18)
Deferred debt issue costs paid	(5)	(2)
Dividends paid	—	(33)
Consideration paid on extinguishment of derivative financial instruments	—	(14)
Financing cash flows from continuing operations	787	100
Financing cash flows from discontinued operation	—	(2)
Net cash inflow from financing activities	787	98

Net increase/(decrease) in cash and cash equivalents	374	(103)
Cash and cash equivalents at the beginning of the year	614	530
Foreign exchange losses on cash and cash equivalents	(26)	(11)
Cash and cash equivalents at the end of the year	962	416

(8). Operating cash flows for discontinued operation for the three months ended March 31, 2019, include interest and income tax payments of $1 million and $1 million respectively.

8

Exhibit 99.1

Financial assets and liabilities

At March 31, 2020, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	812	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	481	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	494	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,725	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Term Loan Credit Facility	USD	300	21-Mar-22	Bullet	300	300	–
Global Asset Based Loan Facility	USD	659	07-Dec-22	Revolving	532	532	127
Lease obligations	Various	—	—	Amortizing	—	359	–
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	—	3	1
Total borrowings / undrawn facilities						6,701	128
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						6,669	128
Cash and cash equivalents						(962)	962
Derivative financial instruments used to hedge foreign currency and interest rate risk						(57)	–
Net debt / available liquidity						5,650	1,090

9

Exhibit 99.1

Reconciliation of Group profit for the period to Adjusted profit

	Three months ended March 31,
	2020	2019
	$'m	$'m
Profit for the period - Group	83	13
Total exceptional items (9)	(20)	13
Tax credits associated with exceptional items (9)	(14)	(3)
Intangible amortization	58	65
Tax credit associated with intangible amortization	(14)	(14)
(Gain)/loss on derivative financial instruments and non-recurring Trivium transaction related foreign currency impact in net finance expense	(20)	9
Adjusted profit for the period (10)	73	83

Weighted average common shares	236.36	236.35

Earnings per share	0.35	0.06

Adjusted earnings per share (10)	0.31	0.35

Reconciliation of profit/(loss) for the period to Adjusted EBITDA, cash (used in)/generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2020	2019
	$'m	$'m
Profit/(loss) from continuing operations	56	(21)
Income tax charge / (credit)	10	(8)
Net finance expense	34	132
Depreciation and amortization	167	162
Exceptional operating items	3	11
Share of post-tax loss in equity accounted joint venture	3	—
Adjusted EBITDA from continuing operations	273	276
Movement in working capital	(409)	(177)
Transaction-related, start-up and other exceptional costs paid	(54)	(7)
Exceptional restructuring paid	(1)	(2)
Cash (used in)/generated from continuing operations	(191)	90
Transaction-related, start-up and other exceptional costs paid	54	7
Capital expenditure (11)	(126)	(154)
Lease payments	(22)	(16)
Operating cash flow from continuing operations	(285)	(73)
Operating cash flow from discontinued operation	—	(43)
Operating cashflow - Group (12)	(285)	(116)
Interest paid	(84)	(81)
Income tax paid	(12)	(16)
Adjusted free cash flow - Group (12)	(381)	(213)

(9).Total exceptional items before tax for the three months ended March 31, 2020 of $34 million net credit includes $27 million credit arising from the remeasurement of the estimated consideration for the disposal of the Food & Specialty Metal Packaging business, following advancement of the completion accounts process and $14 million tax credits mainly relating to recent U.S. tax reform, partly offset by $3 million in transaction related and other costs and $4 million from the share of exceptional items in the Trivium joint venture.

Total exceptional items for the three months ended March 31, 2019 of $10 million include $9 million related to the Group’s capacity realignment programs, including restructuring costs ($6 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($1 million), $2 million in transaction-related costs and $1 million of exceptional items from the discontinued operation, net of tax, partly offset by $2 million from tax credits related to impairment in Glass Packaging North America.

(10). Adjusted earnings per share and Adjusted profit for the period for the current period include the results for the three months ended March 31, 2020 in relation to the Group’s share of post-tax result of the equity accounted joint venture, Trivium Packaging B.V.. Adjusted earnings per share and Adjusted profit for the period for the comparative period, which are unchanged from those previously reported, include the results for the three months ended March 31, 2019 in relation to the divested Food & Specialty business which have been presented as a Discontinued Operation in accordance with IFRS 5.

(11). Capital expenditure for the three months ended March 31, 2020, includes $41 million relating to business growth investment initiatives.

(12). Operating cash flow – Group and Adjusted Free cash flow – Group results for the three months ended March 31, 2019 reflect that the Group divested the Food & Specialty business as of October 31, 2019. As a result, the operating cash flow that was previously presented as part of the Group’s operating cash flow in prior periods is now presented as the Discontinued Operation.

10

Exhibit 99.1

11